Exhibit 99.1

THERATECHNOLOGIES RESUMES DISTRIBUTION OF EGRIFTA®

(TESAMORELIN FOR INJECTION) IN THE UNITED STATES

Montreal, Canada – September 3, 2014 – Theratechnologies Inc. (TSX: TH) is pleased to announce that a first shipment of EGRIFTA® (tesamorelin for injection) was sent to its U.S.-based wholesale distributor in order to replenish the supply chain. As a consequence, EGRIFTA® will once again be available to patients in the United States by mid-September, as planned.

New batches of the 1mg presentation of EGRIFTA® have been manufactured since June. Production of additional batches is already scheduled and will occur over the next weeks and months.

“I am extremely pleased that EGRIFTA® will soon be available again to patients who need this treatment. This is also welcome news for shareholders as resumption of commercial activities will have a direct, immediate and positive impact on the financials of our company” said Luc Tanguay, President and CEO, Theratechnologies Inc.

This represents the first commercial activity for Theratechnologies in the United States since regaining rights to EGRIFTA® in this territory in May 2014.

“This is an important milestone for the company as we recently regained all rights to EGRIFTA® in the United States. We are now in a position to fully benefit from this transaction. By assuming marketing and sales responsibilities, Theratechnologies is now poised to make significant headway in the United States,” added Mr. Tanguay.

Shipment of EGRIFTA® to the United States had to be interrupted last April due to difficulties experienced with the manufacturing process of the 2mg presentation.

After consulting with regulatory authorities, it was decided to revert to the original 1mg presentation, which was first approved by the U.S. Food and Drug Administration in November 2010 and did not experience any commercial delay with the manufacturing of the 1mg presentation.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy aging and improved quality of life. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions. This forward-looking information includes, but is not limited to, information relating to the manufacturing of the 1mg/vial presentation of EGRIFTA®, the timing of manufacturing of additional batches and the positive impact of such resumption on the financials of Theratechnologies.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, the fact that Theratechnologies will manufacture additional batches of the 1mg/vial presentation of EGRIFTA® in the next weeks or months, that such presentation will meet the product specifications and that the resumption of commercial activities will have a positive impact of the financials of Theratechnologies. These risks and uncertainties include, but are not limited to, the risk that material delays to manufacture additional batches of the 1mg/vial presentation are encountered, that such presentation is not available for release within the timeline described therein as it does not meet the product specifications and accordingly does not have the expected positive impact on the financials of Theratechnologies.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

514-913-1957

070-01-08/14